Suite 2400
865 South Figueroa Street
Los Angeles, CA 90017-2566

Andrew Bond
213.633.8666 tel
213.633.6899 fax

andrewbond@dwt.com

November 3, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Ada Sarmento
Suzanne Hayes
Keira Nakada
Mark Brunhofer

Re:	Tower One Wireless Corp.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 9, 2017
Response dated October 4, 2017
File No. 000-55103

Ladies and Gentlemen:

On behalf of our client, Tower One Wireless Corp. (the “Company”), we are responding to the comment letter dated October 19, 2017 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as amended and restated on September 12, 2017 (the “Annual Report”).

To facilitate the Commission’s review, we have reproduced below the comment contained in the Comment Letter in italics, and included under the comment the Company’s response.

Securities and Exchange Commission
October 4, 2017

General

1.

We note your response to our prior comment 1 and reissue the comment. We note your disclosure in your Form 20-F/A for the fiscal year ended December 31, 2015 filed on September 12, 2017 that there was no activity with the joint venture with True Vita and the agreement was terminated. We also note your disclosure on page 9 of Exhibit 9.23 of your Form 6-K filed on September 29, 2017 that the company was not considered to be a business prior to the acquisition for accounting purposes as its activities were limited to the management of cash resources and the maintenance of its listing. Please file the Shell Company Report on Form 20-F associated with your transaction with Tower Three SAS as required by Securities Exchange Act of 1934 Rule 13a-19 and Item 3-05 of Regulation S-X.

Response

The Company acknowledges your comment and agrees that in compliance with your request, and as required by Securities Exchange Act of 1934 Rule 13a-19 and Item 3-05 of Regulation S-X, the Company has filed a Shell Company Report on Form 20-F contemporaneously with the submission of this response letter.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (213) 633-8666 or by email at andrewbond@dwt.com.

Yours truly,

DAVIS WRIGHT TREMAINE LLP

/s/ Andrew J. Bond
Andrew J. Bond

cc: Abbey Abdiye, Tower One Wireless Corp.